

August 3, 2010

James C. Yardley
Chief Executive Officer
El Paso Pipeline Partner, L.P.
1001 Louisiana Street
Houston, TX 77002

> **Re:** **El Paso Pipeline Partners, L.P.**
> **Form 10-Q for the quarter ended March 31, 2010**
> **Filed May 10, 2010**
> **File No. 1-33825**

Dear Mr. Yardley:

We have reviewed your response to our comment letter dated July 19, 2010 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

1. We have reviewed your response to comment one in our letter dated July 19, 2010. Please note that where Note 1 to Rule 3-10(c) of Regulation S-X states that any subsidiaries of the parent company other than the subsidiary issuer must be minor, this refers to both direct and indirect subsidiaries of the parent company. As your indirect subsidiaries contain virtually all of the assets and operations of your consolidated company, it does not appear that you can conclude that these indirect subsidiaries are minor. Notwithstanding the fact that the subsidiary issuer consolidates all of these indirect subsidiaries, we do not believe that you meet the criteria specified in Note 1 to Rule 3-10(c) of Regulation S-X to provide narrative disclosure in lieu of the condensed consolidating financial information required by Rule 3-10(c)(4) of Regulation S-X. Please confirm to us that you will provide this condensed consolidating financial information in future filings, including your Forms 10-Q.

You may contact Lisa Sellars at 202-551-3348 if you have questions. In her absence, you may contact me at 202-551-3737.

Sincerely,

Jennifer Thompson
Accounting Branch Chief